FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the period November 21 to December 2, 2002

ARC ENERGY TRUST
(Translation of registrant’s name into English)

2100, 440 2nd Avenue S.W., Calgary, Alberta T2P 5E9 (Canada)
(Address of principal executive officer)

(403) 503-8600
(Telephone number, including area code)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20F Form 40-F X

Indicate by check mark whether the registrant by furnishing information contained in this form is also hereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

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The following documents are included in this Form 6-K as Exhibits:

1.                Press Release dated December 2, 2002.

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SIGNATURES

               Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DATED:   December 3, 2002

ARC ENERGY TRUST BY ARC RESOURCES LTD. By: /s/ Allan R. Twa —————————————— Allan R. Twa Secretary

Index to Exhibits

Exhibit Number Title 1 Press Release dated December 2, 2002.